DMC Beverage Corp.

19563 East Mainstreet, Suite 200-i

Parker, CO 80138

Securities and Exchange Commission

Washington, D.C. 20549

December 19, 2013

Re:

DMC Beverage Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed November 12, 2013

File No. 333-190831

Use of Proceeds, page 25

1. We note your response to comment 8 in our letter dated September 23, 2013 and the related revisions in your filing. Please revise your filing to set forth the maturity of this indebtedness. Please see Instruction 4 to Item 504 of Regulation S-K.

The disclosure has been revised to clarify that all the debt to be repaid is overdue and has been for at least one year.

Directors, Executive Officers, Promoters and Control Persons, page 33

Officer and Director Information, page 34

2. We note your response to comment 13 in our letter dated September 23, 2013 and the related revisions in your filing. Please revise Mr. Mack’s biography to address Comtec International’s current status including the company’s cessation of periodic reports in 2003, without explanation or filing a Form 15. Please also clarify Child Care Centers of North America status as a publicly traded corporation. In this regard, it does not appear this company is or was publicly traded.

The disclosure has been removed as it is no longer relevant due to the passage of time.

3. We note your response to comment 15 in our letter dated September 23, 2013 and the related revisions in your filing. Please revise your filing to discuss the Gross Earnings Bonuses in Messrs. Paladino and Mack’s employment agreements. Please also clarify whether any such bonuses have been deferred and accrued.

The disclosure has been revised to discuss the gross earnings bonuses and to clarify that no such bonuses have been earned, deferred or accrued.

4. We note your response to comment 16 in our letter dated September 23, 2013 and the related revisions in your filing. The summary compensation table indicates that Mr. Mack’s salary was $0 for 2012. Please clarify whether Mr. Mack is owed any salary in 2012 as contemplated by his employment agreement.

The summary compensation table has been corrected to indicate the appropriate deferred salary owed to Mr. Mack.

5. The summary compensation table reports a salary and “Nonqualified Deferred Comp. Earnings” for each of Messrs. Roberts, Paladino and Slater. Please discuss the material terms of each executive officer’s employment agreement or arrangement, whether written or unwritten. See Item 402(o) of Regulation S-K. With respect to Mr. Paladino, please reconcile the amounts reported in the summary compensation table with the terms of his employment agreement.

The disclosure has been revised to include the appropriate numbers to reconcile the amounts reported in the summary compensation table with the terms of his employment agreement.  Further, the disclosure has been revised to indicate that Mr. Roberts and Mr. Slater do not have any formal agreement with the registrant, and have been paid as subcontractors in an at-will employment relationship with the registrant.

6. The summary compensation table indicates that each of Messrs. Mack and Paladino received $0.60 in option awards in 2012. Please clarify how you calculated this amount. Refer to Item 402(n)(2)(vi) of Regulation S-K.

The disclosure has been revised to provide the correct value and to clarify how the amount was calculated.

Outstanding Equity Awards, page 37

7. Please enhance your disclosure to describe the terms of each of the option grants made to your directors and officers. In this revised disclosure, please include the date the options were granted, the number of options granted, the material terms of the options and the circumstances surrounding each of the option grants.

The disclosure has been revised to include the date the options were granted, the number of options granted, the material terms of the options, and the circumstances surrounding each of the option grants.

Change in Control Arrangements, page 41

8. We note your response to comment 19 in our letter dated September 23, 2013 and the related revisions in your filing. Please state whether the funds raised under this filing could constitute a change of control and if so, the amounts payable to Messrs. Mack and Paladino as a result of this change of control.

The disclosure has been revised to discuss the amount of shares that will be owed to Messrs. Mack and Paladino should the offering result in a change of control.

Security Ownership of Certain Beneficial Owners and Management, page 43

Certain Relationships and Related Transactions, page 44

9. We note your response to comments 20 and 21 in our letter dated September 23, 2013 and the related revisions in your filing. For all indebtedness with related parties, as defined in Instruction 1 to Item 404(a), please revise to disclose the largest aggregate amount of principal outstanding for the last three fiscal years, the amount thereof outstanding as of the latest practicable date, the amount of principal paid during the last three fiscal years, the amount of interest paid during the last three fiscal years, and the rate or amount of interest payable on the indebtedness. To the extent the shareholders referenced in this section constitute related parties, please revise to disclose their names. Please see Item 404(a) and 404(a)(1) of Regulation S-K.

The disclosure has been revised to expand the information provided in the related party transactions.

Financial Statements – Interim, page 74

General

10. Please update your interim financial statements to comply with Rule 8-08 of Regulation S-X. Please also obtain and file an updated consent from your auditors pursuant to Item 601(b)(23) of Regulation S-K.

The disclosure has been revised to comply with Rule 8-08 of Regulation S-X.  An updated consent from our auditor has been provided.

Statement of Operations, page 76

11. We note that you revised various disclosures in response to prior comment 24, to replace your labels of “net income (loss) from sales” with “Gross profit (loss)” to be consistent with common usage. Please make similar conforming changes when updating your interim financial statements.

The appropriate changes have been made to the financial disclosure to be consistent with common usage.

Note 10 – Stockholders’ Equity, page 86

12. We note you revised disclosures in response to prior comment ten, including the number of shares shown as outstanding at June 30, 2013 on page 75. However, there appear to be differences between the number of shares you issued during the six months ended June 30, 2013, as reported on page 87, and the change in outstanding shares indicated by the figures shown for December 31, 2012 and June 30, 2013 on the Balance Sheets at page 75. We also note that the 2012 and 2011 year-end share counts shown on the Balance Sheets at page 56 do not agree with the corresponding figures in your Statement of Stockholders' Equity on page 59. Please revise as necessary to resolve these inconsistencies.

The disclosure has been revised to resolve these inconsistencies.

The Company acknowledges that:

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Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I appreciate your assistance in the review of our registration statement to ensure that we have provided all relevant information to prospective investors and have complied with all of the disclosure requirements of the Securities Act.  Please advise if you have further comments or questions.

DMC Beverage Corp.

/s/Donald Mack

Donald Mack

Chief Executive Officer

December 19, 2013